Power of Attorney

I hereby appoint John A. Zawadzki, Steven A. Covert, J. Daniel Mohr or Stuart G. Stein to act as my true and lawful attorney-in-fact with authority to execute on my behalf any Form 3, 4 or 5, Form 144 or any amendment thereto required to be filed by Partners Trust Financial Group, Inc. under Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, with the appropriate regulatory authorities and to do all things incident and necessary to that end, until such time as I notify Mr. Zawadzki, Mr. Covert, Mr. Mohr or Mr. Stein in writing that his authority to act on my behalf in this manner has been withdrawn.

I have signed this power of attorney on March 1, 2005.

By: /s/ Steven A. Covert

In the presence of: /s/ Cheri Kaelin

At: ___Utica_________New York____

City State